Syneron to Participate at RBC Healthcare Conference

YOKNEAM, ISRAEL -- 12/12/2006 -- Syneron Medical Ltd. (NASDAQ: ELOS) today announced that Syneron Chairman Dr. Shimon Eckhouse will participate on a panel titled, "Clear Skin, Fat Wallets: Aesthetic Medicine" as part of the 2006 RBC Capital Markets Healthcare Conference being held tomorrow, December 13, 2006, in New York.

The panel on aesthetic medicine will be at 11:00am ET and will be broadcast live over the Internet. The webcast can be accessed directly at http://www.wsw.com/webcast/rbc62/panel8 or through the investor section on the Syneron's web site. Please go to the web site a few minutes early, as it may be necessary to download audio software to hear the presentation.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact:
David Seligman
CFO
+972-54-772-6559
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972-4-909-6282
email: ir@syneron.com

Nick Laudico
The Ruth Group
+1 (646) 536 7030
email: nlaudico@theruthgroup.com